UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the i) shelf registration statement on Form F-3 (Registration Number 333-276870) of Brera Holdings PLC, operating under the name Solmate Infrastructure (the “Company”) (NASDAQ: SLMT), a Solana-based crypto infrastructure company, filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2024 and declared effective by the SEC on February 13, 2024 (the “Shelf Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Shelf Registration Statement, and the registration statement on Form F-3ASR (Registration Number 333-291657) of the Company, filed by the Company with the SEC on November 19, 2025 (the “Resale Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Resale Registration Statement, and ii) registration statements on Form S-8 (File Nos. 333-269535 and 333-287999), in each case, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

CEO Letter to Shareholders

On May 4, 2026, the Company issued a letter from its Chief Executive Officer to its shareholders.

A copy of the letter to the shareholders is furnished as Exhibit 99.1 to this Report on Form 6-K. The information contained in the letter to the shareholders furnished as Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference to any such filing.

Exhibit No.	Description
99.1	CEO Letter to Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2026	BRERA HOLDINGS PLC

	By:	/s/ Ron Sade
Ron Sade
Chief Executive Officer

2